FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               30 June, 2006


                               File no. 0-17630


                             Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company






30th June 2006

                            CRH plc ("the Company")
                            -----------------------

The Company received notification today, 30th June 2006, from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company (together "CGC"), pursuant to Section 67 of the Companies Act 1990, that, as at 26th June 2006, CGC had an interest in 27,191,338 Ordinary Shares of CRH plc representing
5.02 per cent of the Company's issued Ordinary Share Capital. The following schedule of registered holders was attached to the notification:

The Capital Group Companies, Inc. ("CG") holdings:

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                          14,796,522
Capital International Limited                            5,528,453
Capital International S.A.                               1,057,241
Capital International, Inc.                              1,680,057
Capital Research and Management Company                  4,129,065

Capital Guardian Trust Company

Registered Name                                       local Shares
State Street Nominees Limited                              125,900
Canary Wharf
27th Floor
1 Canada Square
London E14 5AF
UK

Bank of New York Nominees                                   11,300
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                             334,509
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Chase Nominees Limited                                      63,198
Woolgate House
Coleman Street
London EC2P 2HD
UK

BT Globenet Nominees Limited                                63,534
1 Appold Street
Broadgate
London EC2A 2HE
UK

Investors Bank and Trust Co.                                 9,200

Credit Suisse London Branch                                 49,400
24 Bishopgate
London EC2N 4BQ
UK

Cede & Co.                                                  47,800
55 Water Street
New York, NY 10006

Northern London                                             89,530

US Trust                                                     1,000

Royal Trust                                                  5,200

Boston Safe Deposit & Trust Co.                             37,600

Nortrust Nominees                                          195,500
155 Bishopsgate
London EC2N 4AE
UK

Pictet and Cie(Baring)                                       1,100
Baring Bros.
8 Bishopsgate
London EC2N 4AE
UK

Bank of Ireland                                          3,577,975
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     449,700
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge,
Dublin 4

Mellon Bank                                                 73,000
Global Custody Division
1 Mellon Bank Centre, Room 1310
Pittsburgh, PA 15252-0001

J.P Morgan                                                  15,267

State Street Bank & Trust Co.                              435,092

Wells Fargo                                                  3,100

Citibank NA                                                  4,600
Toronto

HSBC Bank plc                                                  100
Securities Services, Mariner House
Pepys Street
London EC3N 4DA
UK

Mellon Bank NA                                             158,465
London Branch
London
UK

Alibank Nominees Limited                                 1,341,668
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre,
PO Box 512
Dublin

Bank of Ireland Nominees Limited                         6,901,438
International Financial Services Centre
1 Harbourmaster Place
Dublin 2

Citibank NA (Dublin)                                        23,000
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                               3,700

Mellon Nominees (UK) Limited                                79,200
150 Buchanan Street
Glasgow G1 2DY
UK

AIB Bank, Dublin                                             2,100

Bermuda Trust (Far East) Limited                            19,506
39/F Edinburgh Tower
The Landmark
15 Queens Road Central
Hong Kong

JP Morgan Chase Bank                                       598,240

RBC Dexia                                                   75,600
71 Queen Victoria Street
London EC4V 4DE
UK

TOTAL                                                   14,796,522


Capital International Limited

Registered Name                                       Local Shares

Bank of New York Nominees                                1,452,954
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Northern Trust                                             344,563
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK

Chase Manhattan                                             70,200
82 Pitt Street
Sydney, NSW 2000
Australia

Chase Nominees Limited                                       8,800
Woolgate House
Coleman Street
London EC2P 2HD
UK

Cede & Co.                                                  46,953
55 Water Street
New York, NY 10006

Northern London                                             26,795

Citibank London                                             61,270
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                           81,500
155 Bishopsgate
London EC2M 3XS
UK

Bank of Ireland                                            809,980
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Banks plc                                     745,870
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

State Street London Limited                                252,241
12-13 Nicholas Lane
London EC3N 78N
UK

MSS Nominees Limited                                        45,100
Midland Bank plc
Mariner House, Pepys
London EC3N 4DA
UK

State Street Bank & Trust Co.                              111,470

Deutsche Bank AG                                           198,000
23 Great Winchester Street
London EC2P 2AX
UK

HSBC Bank plc                                                7,297
Securities Services, Mariner house
Pepys Street
London EC3N 4DA

Mellon Bank NA                                               3,900
London branch
London
UK

Alibank Nominees Limited                                   646,050
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

Bank of Ireland Nominees Limited                           390,148
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

AIB Custodial Nominees Limited                              62,100

Clydesdale Bank plc                                         24,200

JP Morgan Chase Bank                                       139,062

Total                                                    5,528,453


Capital International S.A.

Registered name                                       Local Shares

Chase Manhattan Luxembourg                                 253,322

Brown Bros.                                                 87,100
One Mellon Bank Center
Pittsburgh, PA 15258

Nortrust Nominees                                            2,300
155 Bishopsgate
London EC2M 3XS
UK

Bank of Ireland                                            183,874
Intl Financial Services Centre
1 Harbourmaster place
Dublin 1

Allied Irish Banks plc                                     324,483
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge
Dublin 4

Bank of Ireland Nominees Limited                            91,662
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

JP Morgan Chase Bank                                       114,500

TOTAL                                                    1,057,241



Capital International Inc.

Registered name                                       Local Shares

State Street Nominees Limited                               6,500
Canary Wharf
27th Floor, 1 Canada Sq.
London E14 5AF
UK

Bank of New York Nominees                                  21,610
Bank of New York
3 Birchin Lane
London EC3V 9BY
UK

Cede & Co.                                                  3,000
55 Water Street
New York, NY 10006

Citibank NA (Hong Kong)                                    27,624
PO Box 14 Citicorp Centre
18 Whitsield Road, Causeway Bay
Hong Kong

Brown Bros.                                                22,300
One Mellon Bank Centre
Pittsburgh, PA 15258

Bank of Ireland                                           656,508
Intl Financial Centre
1 Harbourmaster Place

Allied Irish Banks plc                                     55,600
Stock Exchange and Trust Services
Bank Centre, PO Box 512
Ballsbridge, Dublin 4

State Street & Trust Co.                                    1,500

Citibank NA                                                18,276
Toronto

State Street Australia Limited                             11,000
Australia

Alibank Nominees Limited                                   48,780
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, PO Box 512
Dublin, Ballsbridge

Bank of Ireland Nominees Limited                          645,253
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank NA (Dublin)                                       64,706
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                              5,300

JP Morgan Chase Bank                                       92,100

Total                                                   1,680,057



Capital Research and Management Company

Registered Name                                       Local Shares

Chase Nominees Limited                                     800,000
Woolgate House
Coleman Street
London EC2P 2HD
UK

Bank of Ireland Nominees Limited                           147,500
Bank of Ireland
IFSC
1 Harbourmaster Place
Dublin 1

State Street Bank & Trust Co.                            1,716,565

Bank of Ireland Nominees Limited                         1,465,000
Bank of Ireland
IFSC
1 Harbourmaster Place

Total                                                    4,129,065




Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  30 June, 2006

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director